SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE INC. FILES FORM 20-F/A AMENDMENT TO REGISTRATION STATEMENT WITH SEC

January 22nd, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of mobile marketing solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), announces that it has filed an amendment to its Registration Statement on Form 20-F/A to register its common shares (the “Shares”) with the United States Securities and Exchange Commission (the “SEC”). The original Registration Statement on Form 20-F was filed with the SEC on October 22, 2014. The registration of the Shares with the SEC remains subject to SEC approval. See the Company’s news release dated October 23, 2014. The Form 20-F/A Amendment No.1 is available on EDGAR at (www.sec.gov/edgar.shtml) and on SEDAR at (www.sedar.com).

A Form 20-F, once declared effective by the SEC, allows certain foreign issuers to register securities with the SEC pursuant to applicable U.S. securities laws. Snipp's registration of its Shares with the SEC would allow the Shares to be listed on a national securities exchange in the United States.

About Snipp:

Snipp Interactive Inc. (www.snipp.com) builds cross-device shopper marketing solutions for brands to engage and interact with their customers. We provide a full spectrum of services including campaign conceptualization, rules and legal, design, execution, rewards provisioning and fulfillment. We have four main solution sets:

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Mobile Promotions and Contests: A turnkey contesting platform that provides a full range of mobile-based contests, from simple sweepstakes to instant win programs to tiered, multi-level games.

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Purchase Promotions / Receipt Processing: Snipp's unique SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions. We support any qualification criteria, work across all retailers and all devices.

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Loyalty Programs: Snipp's white-label loyalty engine allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached.

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Augmented Reality and Apps: Snipp produces cutting edge augmented reality campaigns and apps for leading brands around the world.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities legislation that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that Snipp will obtain confirmation of effectiveness of the registration statement on Form 20-F from the SEC and that a Form 20-F, once declared effective by the SEC, allows certain foreign issuers to register securities with the SEC pursuant to applicable U.S. securities laws. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Although Snipp believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Snipp to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that: Snipp may not receive confirmation of effectiveness of the registration statement on Form 20-F from the SEC or that the SEC may not permit Snipp to register its securities with the SEC upon the Form 20-F becoming effective. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.